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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*



                          Imagistics International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                Shares of Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    45247T104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               September 12, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45247T104


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Witmer Asset Management 13-3735486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     801,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     801,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     801,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.73%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

--------------------------------------------------------------------------------

CUSIP No.  45247T104


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles H. Witmer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     15,000

6.   SHARED VOTING POWER

     803,800

7.   SOLE DISPOSITIVE POWER

     15,000

8.   SHARED DISPOSITIVE POWER

     803,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     822,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.85%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.  45247T104


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Meryl B. Witmer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     4,000

6.   SHARED VOTING POWER

     803,800

7.   SOLE DISPOSITIVE POWER

     4,000

8.   SHARED DISPOSITIVE POWER

     803,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     822,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.85%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.  45247T104


Item 1(a).  Name of Issuer:

            Imagistics International Inc.

      (b).  Address of Issuer's Principal Executive Offices:

            100 Oakview Drive
            Trumbull, CT 06611


Item 2(a).  Name of Person Filing:

            Witmer Asset Management
            Charles H. Witmer
            Meryl B. Witmer

      (b).  Address of Principal Business Office, or if None, Residence:

            237 Park Avenue, Suite 800
            New York, New York 10017

      (c).  Citizenship:

            Witmer Asset Management is a limited liability company and organized under the laws of the State of Delaware. Charles H. Witmer and Meryl
            B. Witmer are United States citizens.

      (d).  Title of Class of Securities:

            Shares of Common stock, par value $.01 per share

      (e).  CUSIP Number:

            45247T104

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C.
              78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

            Witmer Asset Management 801,000 shares
            Charles H. Witmer 822,800 shares
            Meryl B. Witmer 822,800 shares

     (b)  Percent of class:

            Witmer Asset Management 4.73%
            Charles H. Witmer 4.85%
            Meryl B. Witmer 4.85%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote

               Witmer Asset Management 0 shares
               Charles H. Witmer 15,000 shares
               Meryl B. Witmer 4,000 shares

          (ii) Shared power to vote or to direct the vote

               Witmer Asset Management 801,000 shares
               Charles H. Witmer 803,800 shares
               Meryl B. Witmer 803,800 shares

          (iii) Sole power to dispose or to direct the disposition of

                Witmer Asset Management 0 shares
                Charles H. Witmer 15,000 shares
                Meryl B. Witmer 4,000 shares

          (iv) Shared power to dispose or to direct the disposition of

               Witmer Asset Management 801,000 shares
               Charles H. Witmer 803,800 shares
               Meryl B. Witmer 803,800 shares



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Witmer Asset Management, Charles H. Witmer and Meryl B. Witmer are no longer the beneficial owners of more than 5%.


         -----------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable
         -----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable
         -----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not Applicable
         -----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not Applicable
          ----------------------------------------------------------------------

Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Exhibits  Exhibit 1
          ---------

          Joint Filing Agreement dated September 15, 2003 between Witmer Asset Management, Charles H. Witmer and Meryl B. Witmer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 2003              Witmer Asset Management

                                         /s/ Charles H. Witmer *
                                        --------------------------------
                                        Name: Charles H. Witmer
                                        Title: Managing Member

Dated:  September 15, 2003               /s/ Charles H. Witmer *
                                        --------------------------------
                                        Charles H. Witmer


Dated:  September 15, 2003               /s/ Meryl B. Witmer *
                                        --------------------------------
                                        Meryl B. Witmer


* The reporting persons hereby disclaim beneficial ownership over the shares reported on this 13G to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

                             Joint Filing Statement

                     Statement Pursuant to Rule 13d-1(k)(1)


          The undersigned hereby consent and agree to file a joint statement on
Schedule 13G Amendment No. 5 under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of Imagistics International, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.




Dated:  September 15, 2003              Witmer Asset Management

                                         /s/ Charles H. Witmer
                                        --------------------------------
                                        Name: Charles H. Witmer
                                        Title: Managing Member

Dated:  September 15, 2003               /s/ Charles H. Witmer
                                        --------------------------------
                                        Charles H. Witmer


Dated:  September 15, 2003               /s/ Meryl B. Witmer
                                        --------------------------------
                                        Meryl B. Witmer












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